SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
August 2014

Commission File Number  000-51236

Gold Standard Ventures Corp.
 (Name of Registrant)

Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report on Form 6-K of Gold Standard Ventures Corp.  (the "Company") includes certain contracts and reports of the Company. This Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statement on Form F-3 (333-196751).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp. (Registrant)

By:	/s/ Richard Silas
Name: Richard Silas
Title: Corporate Secretary

Date: August 4, 2014

EXHIBITS

Exhibit 99.1	Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA, dated March 31, 2014.

Exhibit 99.2	Lease with Option to Purchase, dated November 2012, between Pereira Family LLC and the Registrant.

Exhibit 99.3	Orderly Sale and Voting Agreement, dated March 4, 2014, among the Registrant, Gold Standard Ventures (US) Inc., Scorpio Gold (US) Corporation and Scorpio Gold Corporation.

Exhibit 99.4	Letter Agreement, dated May 28, 2014, between the Registrant and Tanqueray Exploration Ltd.